SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

TIM Participações SA ("Company") (BM&FBOVESPA: TIMP3; NYSE: TSU), informs its shareholders and the market in general that Telecom Italia released a notice to the market affirming that:

Telecom Italia notes the decision by the Supervisory Board of Vivendi to enter into exclusive negotiations with Telefonica in relation to the sale of GVT.

From the start Telecom Italia has made it clear that it would take a disciplined approach to its strategy in Brasil, in order to maximize the value for all its shareholders.

The Company continues to pursue its development and investment plans in the Country in line with the Group’s 2014-2016 Business Plan, leveraging on TIM Brasil’s strong position in the market.

In addition, the Company current strategic plan remains in full effect and is focused on exploring the enormous growth in mobile broadband and all of its associated opportunities, leveraging on its extensive customer base and leadership position in the mobile industry.

It is important to emphasize that the same Board Meeting at the Company that approved our offer to Vivendi has approved our unconditional participation in the 700MHz bid, in a clear sign of commitment to our long-term strategy, remaining fully confident in the Company’s ability to be successful in its strategic objectives in the country.

Rio de Janeiro, August 28, 2014.

TIM Participações
Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 28, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.